

May 15, 2015

Frederick Thiel
Chief Executive Officer
Local Corporation
7555 Irvine Center Drive
Irvine, California 92618

> **Re: Local Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 8, 2015**
> **File No. 001-34197**

Dear Mr. Thiel:

We have reviewed the above-referenced filing, and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to discuss the potential consequences to the company and stockholders in the event that Proposals 4 and 5 are not approved, such that no additional shares become available to the company for issuance.

Proposal 4 – Resolution Authorizing the Board of Directors to Amend the Company's Certificate of Incorporation to Implement a Reverse Split of the Company's Common Stock at a Ratio of 1-for-6 at any Time Prior to December 31, 2016, page 44

2.   You have presented multiple matters to be voted upon under a single proposal. Proposal 4 combines two separate matters to be voted upon: (1) the reverse stock split and (2) the decrease in authorized shares in an amount continent upon the approval of Proposal 5. Exchange Act Rules 14a-4(a)(3) and 14a-4(b)(1) require that you identify clearly each separate matter intended to be acted upon and provide an opportunity to vote on each separate matter presented. Please revise your proxy statement and form of proxy to

present each matter as a separate proposal. To the extent your proposal to reduce the number of authorized shares of common stock is contingent upon Proposal 5 you should clearly disclose this both in your discussion of the proposal and on the proxy card.

<u>Proposal 5 – Approval of Amendment to Certificate of Incorporation to Increase the Total Number of Authorized Shares and Total Number of Authorized Shares of Common Stock, page 50</u>

3.   We note your disclosure that you do not have any agreements, arrangements or understandings at this time with respect to any specific acquisition for which the newly authorized shares would be issued. Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any other purpose. If not, please revise to include a clear statement to this effect in your proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments, please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or, in his absence, the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel